1227 25TH STREET, N.W. SUITE 200 WEST WASHINGTON, D.C. 20037 202-434-4660 FAX 202-434-4661 www.joneswalker.com

* VIA EDGAR *

July 13, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Attention: Ms. Jessica Livingston

Re:	CBM Bancorp, Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form S-1 (333-225353)

Dear Ms. Livingston:

On behalf of CBM Bancorp, Inc. (the “Company”), attached is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Pre-Effective Amendment No. 1”), which is being filed today via EDGAR in response to the staff’s comment letter dated June 28, 2018. For ease of reference, we have reproduced the staff’s comments above each of the Company’s responses. Pre-Effective Amendment No. 1 is marked to show changes from the initial Registration Statement. We are also forwarding, via courier, a copy of this letter and a black-lined copy of Pre-Effective Amendment No. 1 to facilitate your review.

Risk Factors

Risks Related to Our Business

Cyber-attacks, other security breaches or systems failures could expose us…, page 18

1.	Please clarify whether you have experienced any of the referenced types of breaches. Refer to CF Disclosure Guidance: Topic No. 2.

The disclosure has been revised to clarify that we have not experienced any of the referenced types of breaches.

ALABAMA ◾ ARIZONA ◾ CALIFORNIA ◾ DISTRICT OF COLUMBIA ◾ FLORIDA ◾ GEORGIA ◾ LOUISIANA ◾ MISSISSIPPI ◾ NEW YORK ◾ OHIO ◾ TEXAS

Securities and Exchange Commission

July 13, 2018

We are an emerging growth company…, page 21

2.	Please update your disclosure on when the company will cease to be an emerging growth company for the current definition as it is revised for inflation every 5 years. See Securities Act Rule 405. Please also update the similar disclosure on p. 82.

The disclosure on pages 21 and 82 has been updated to reflect the current definition of emerging growth company.

Risks Related to the Offering, page 24

3.	Please include a new risk factor on the risks associated with the exclusive forum provision contained in your articles of incorporation.

We have added the following risk factor to the prospectus in Pre-Effective Amendment No. 1 in order to address the risks related to the Company’s charter provision that designates a state or federal court located within the State of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated the Company’s stockholders:

Our articles of incorporation contain provisions which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, any state or federal court located within the State of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our Company, our directors, our officers or our other employees. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or other employees and may discourage meritorious claims from being asserted against us and our directors, officers and other employees. Alternatively, if a court were to find this provision inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We believe this provision makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements. We also believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically authorized the adoption of this type of provision.

Securities and Exchange Commission

July 13, 2018

Capitalization, page 36

4.	Please tell us how you computed total stockholders’ equity as a percentage of total assets for all offering levels.

The disclosure has been revised as requested

Pro Forma Data, pages 37-41

5.	You adjusted the pro forma earnings per share calculations to give effect to the shares of common stock purchased by the employee stock ownership plan. Please disclose that the number of shares used in the earnings per share calculations reflect the number of shares assumed to be sold in the offering less the employee stock ownership plan shares that have not been committed for release during the period. In addition, disclose the number of shares that were committed to be released during the period at all levels of the offering ranges.

The requested disclosure has been added.

6.	Please provide disclosures for Notes (6) and (7) that you appear to have omitted.

The requested disclosure has been added.

Business of Chesapeake Bank of Maryland

Delinquencies and Asset Quality

Non-Performing Assets, page 66

7.	The amount of non-performing troubled debt restructurings of $230,000 at March 31, 2018 disclosed in your MD&A differs from the amount of non-performing troubled debt restructurings of $179,793 at March 31, 2018 disclosed in Note 4. Credit Quality of Loans and the Allowance for Loan Losses on page F-25. Please revise to disclose the correct amount of non-performing troubled debt restructurings at March 31, 2018.

The disclosure has been revised to conform to the Notes to the Consolidated Financial Statements.

The Conversion and Offering

Stock Pricing and Number of Shares to be Issued, page 95

8.	We note the variation in asset size among the peer group companies as compared to each other and as compared to CBM Bancorp, as referenced in the table on page 5 and that the asset size of CBM is lower than each member of the peer group. Please revise to explain in greater detail how Feldman concluded that these companies could be considered the company’s “peers” and therefore used in determining its appraised value.

The disclosure has been revised to address the comment.

Securities and Exchange Commission

July 13, 2018

9.	We note the downward adjustment made in the appraisal for earnings performance. Please briefly state the reason for this adjustment.

The disclosure has been revised to briefly state the reason for this adjustment.

Description of Capital Stock of CBM Bancorp, page 115

10.	Please expand to disclose the exclusive forum provision contained in your articles of incorporation.

Disclosure of the exclusive forum provision in the articles of incorporation has been added to the Description of Capital Stock of CBM Bancorp.

Consolidated Financial Statements

Note 4. Credit Quality of Loans and the Allowance for Loan Losses, page F-17

11.	Please disclose how the loans were modified and the financial effects of the modifications.

Please refer to ASC 310-10-50-33 (a).

The requested disclosure has been added.

Note 9. Income Taxes, page F-28

12.	Please tell us why state income taxes, net of the federal tax benefit resulted in a reduction in income tax expense in 2017. Please also tell us if you paid or expect to pay any state income taxes in 2017.

The permanent differences were collapsed into the state income tax line on the tax note. The tax note has been revised.

The state income tax expense remains a reduction of income tax expense for the year ended December 31, 2017 because under ASC 740-10-45-15 when deferred tax accounts are adjusted for the effect of a change in tax laws or rates, the effect shall be included in income from continuing operations for the period that includes the enactment date. The primary driver of the state tax benefit in 2017 is the increase to the state effective tax rate from 5.445% to 6.5175% which resulted in a revaluation – an increase – of taxpayer’s net deferred tax assets. An increase to the state tax deferred tax asset includes a corresponding benefit to the income statement.

The Maryland state corporate tax rate (the only state in which the filer currently has income tax nexus) is 8.25%; the impact of the Tax Cuts and Jobs Act of 2017 reduced the federal corporate tax rate to 21% from the taxpayer’s previous federal tax rate of 34%. The previous state effective tax rate net of federal benefit 8.25% x 66% = 5.445%; the new state effective tax rate net of federal benefit is 8.25% x 79% = 6.5175%.

Securities and Exchange Commission

July 13, 2018

We did not pay state taxes in 2017 and we do not expect to do so as we have net operating losses in excess of taxable income.

* * * * *

Please contact the undersigned at (202) 203-1088 or James C. Stewart, Esq. at (202) 434-4671 should you have any comments or questions on the foregoing.

Sincerely,

/s/ Edward B. Crosland, Jr.

Edward B. Crosland, Jr.

Enclosures

cc:	Pamela Long, Assistant Director,

Securities and Exchange Commission

Joseph M. Solomon, President

CBM Bancorp, Inc.

Allan Jean

Raymond James & Associates, Inc.

Edward G. Olifer, Esq.

Kilpatrick Townsend & Stockton LLP

Peter M. Williams

Feldman Financial Advisors, Inc.

James C. Stewart, Esq., Jones Walker LLP

Daniel H. Burd, Esq., Jones Walker LLP